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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
               13D-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 1)

                         Metromedia Fiber Network, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    591689104
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                                 (CUSIP Number)

                 Arnold L. Wadler, Esq., c/o Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey 07073
                                 (201) 531-8050
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 1999
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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /  /  Rule 13d-1(b)
         /  /  Rule 13d-1(c)
         /x /  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  5916891014               13G/A                  Page 2 of 4 Pages
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Howard M. Finkelstein
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /  /
                                                                  (b) /X/

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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                   5   SOLE VOTING POWER
                       9,458,000 (includes presently exercisable
                       options to acquire 9,408,000 shares of class A
                       common stock at $0.24625 per share, 20,000
                       shares of class A common stock owned by the
                       Howard and Susan Finkelstein Foundation, Inc.
NUMBER OF              and 30,000 shares owned by members of Mr.
 SHARES                Finkelstein's immediate family)
                   ------------------------------------------------------------
                   6   SHARED VOTING POWER

BENEFICIALLY           0
OWNED BY           ------------------------------------------------------------
EACH               7   SOLE DISPOSITIVE POWER
REPORTING
                       9,458,000 (includes presently exercisable
                       options to acquire 9,408,000 shares of class A
                       common stock at $0.24625 per share, 20,000
PERSON WITH            shares of class A common stock owned by the
                       Howard and Susan Finkelstein Foundation, Inc.
                       and 30,000 shares owned by members of Mr.
                       Finkelstein's immediate family)
                   ------------------------------------------------------------
                   8   SHARED DISPOSITIVE POWER

                       0
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,458,000 (includes presently exercisable options to acquire
    9,408,000 shares of class A common stock at $0.24625 per share, 20,000 shares of class A common stock owned by the Howard and Susan Finkelstein Foundation, Inc. and 30,000 shares owned by members of Mr. Finkelstein's immediate family)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  /  /

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    4.4%
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12  TYPE OF REPORTING PERSON*

    IN
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ITEM 4.  OWNERSHIP

         See responses to Items 5,6,7,8,9, and 11 of Cover Pages.

         On November 17, 1999, certain stockholders of Metromedia Fiber, including Howard M. Finkelstein, sold 4,895,000 shares of Metromedia Fiber's class A common stock in an underwritten public offering at $39.4375. Mr. Finkelstein exercised options to purchase 2,400,000 shares of class A common stock and immediately sold such shares in the underwritten public offering. On November 19, 1999, the underwriters for that offering exercised the over-allotment option granted to them under an underwriting agreement and accordingly the stockholders, including Mr. Finkelstein, sold 734,250 additional shares of class A common stock. Mr. Finkelstein sold 360,000 shares of class A common stock in accordance with the exercise of the over-allotment option.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


                                   Page 3 of 4

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14,  2000

                                       /s/ Howard M. Finkelstein
                                       -------------------------
                                       Howard M. Finkelstein


                                   Page 4 of 4